Filed by Sunset Financial Resources, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sunset Financial Resources, Inc.

This filing relates to a proposed merger of Alesco Financial Trust (“Alesco”) into a wholly-owned subsidiary of Sunset Financial Resources, Inc. (“Sunset”) pursuant to the terms of an Agreement and Plan of Merger dated as of April 27, 2006 (the “Merger Agreement”), by and among Sunset and Alesco. The Merger Agreement is on file with the Securities and Exchange Commission (the “Commission”) as an exhibit to the Current Report on Form 8-K filed by Sunset on April 28, 2006. The Merger Agreement is incorporated by reference into this filing.

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Investor Presentation

Forward-Looking Statements
Information set forth in this release contains forward-looking statements, which involve a number of risks and uncertainties.  Sunset and Alesco caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained or implied in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sunset and Alesco, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-
looking statements: factors that affect the timing or ability to complete the transactions contemplated herein;
the risk that the business will not be integrated successfully; the risk that cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected;
disruption from the transaction making it more difficult to maintain relationships with lenders, other counterparties, or employees; competition and its effects on pricing, spending, third-party relationships and revenues; the failure of the companies to successfully execute their business plans, gain access to additional financing, the availability of additional loan portfolios for future acquisition, continued qualification as a REIT and the cost of capital.  Additional factors that may affect future results are contained in Sunset’s filings with the SEC, which are available at the SEC’s web site www.sec.gov.  Sunset and Alesco disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Page 3 Table of Contents I. Transaction Overview II. Sunset Financial Resources III. Alesco Financial Trust IV. Summary V. Appendix

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Transaction Overview

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Transaction Overview
Sunset Financial Resources and Alesco Financial Trust have agreed to merge.
Sunset will issue 1.26 shares for each Alesco share
Sunset to be externally managed by Cohen Brothers Management, effective immediately under the Interim
Management Agreement
Sunset and combined company to pursue Alesco’s strategy of investing in Bank and Insurance Trust
Preferred stock, Middle Market loans and Asset-Backed securities
Expected to close September/October 2006
Financial terms subject to adjustments based on performance of Peerless and East-
West loans
Adjustments:
Up to $25 million self-tender offer at $8.74
Tender Offer for Existing Sunset
shares:
Key Terms and Conditions
58% Alesco / 42% Sunset
(If tender offer is fully subscribed, 65% Alesco / 35% Sunset split)
Pro-forma Ownership:
Alesco designees to constitute a majority of the combined company board Board Composition
$128 million (based on Sunset’s closing price at April 27) Transaction Value:

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Why Sunset and Alesco?
Expected to be accretive to
earnings within the first year of
operations
Sunset shareholders benefit from
new investment strategy in higher
yielding assets
Sunset shareholders gain access
to the management expertise and
experience of Cohen Brothers
Increases Sunset’s overall liquidity
and improves access to capital
markets
Sunset’s Rationale
Provides public stock market
liquidity to Alesco shareholders
Effectively doubles Alesco’s capital
base in a cost effective manner
Expected to be accretive to Alesco’s
current book value and earnings
within the first year
Alesco’s Rationale

Redeployment of Assets
Allows Sunset to redeploy its assets in attractive targeted asset classes
Low historical default rates, low volatility assets
Alesco management team has approximately $17 billion in assets under management
Alesco seeks to obtain long-term match-funding through the CDO market

COHEN BROS. & COMPANY

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Access to Cohen Brothers
Bank Trust
Preferred
Cohen Bros.
Financial Management
Shami J. Patel
Managing Director
Insurance Trust
Preferred
Dekania
Capital Management
Thomas Friedberg
Managing Director
ABS and MBS
Strategos
Capital Management
Alex P. Cigolle
Managing Director
Middle Market
Loans
Emporia
Capital Management
Kevin R. Braddish
Managing Director
Capital
Markets
Research
Credit Asset
Management
Sales &
Trading
Company
Management
External REIT
Manager
Cohen Brothers
Management, LLC
James J. McEntee III
CEO & President

TABERNA

EMPORIA

TABERNA

TABERNA

TABERNA

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Alesco
CDO IV
$415 MM
Trust Preferred Securities
May 2004
Alesco CDO III
$363 MM
April 2004
Trust Preferred Securities
$400 MM
Trust Preferred Securities
April 2004
Alesco CDO I
$344 MM
Trust Preferred Securities
October 2003
Alesco CDO II
$348 MM
December 2003
Trust Preferred Securities
Alesco CDO V
$365 MM
Trust Preferred Securities
September 2004
Alesco CDO IX
$683 MM
Trust Preferred Securities
December 2005
Emporia CDO I
$425MM
Leveraged Loan
October 2005
Taberna IV
$673 MM
Trust Preferred Securities
December 2005
Taberna III
$780 MM
Trust Preferred Securities
September 2005
Alesco CDO VIII
$684 MM
Trust Preferred Securities
August 2005
$690 MM
Trust Preferred Securities
April 2005
Alesco CDO VII
Taberna II
$1,044 MM
Trust Preferred Securities
June 2005
$692 MM
Trust Preferred Securities
December 2004
Alesco CDO VI Taberna I
$729 MM
Trust Preferred Securities
March 2005
$1,007 MM
High Grade ABS
June 2005
Kleros CDO I
$1,001 MM
High Grade ABS
January 2006
Kleros CDO II Alesco CDO X
$971 MM
Trust Preferred Securities
March 2006
Structured Finance Expertise
Dekania CDO II

Interim Management Agreement
Cohen Brothers management will
be the external manager during the
interim period
Sunset will pay Cohen Brothers a
monthly management fee equal to
1/12 of Sunset’s equity multiplied
by 1.5%
During the interim management
period, Sunset will retain its
executive management team
After completion of the merger, the
interim management agreement will
terminate and Cohen Brothers will
be hired as external manager of the
combined company
In order to
redeploy
Sunset’s assets
most efficiently,
both
management
teams agreed to
enter into an
interim
management
agreement.

Post Merger Management and Board of Directors
Daniel G. Cohen,
Chairman
James J. McEntee, III,
President & CEO
Shami J. Patel
COO
John J. Longino,
CFO & Treasurer
Daniel G. Cohen
(Alesco’s Chairman)
James J. McEntee, III,
(Alesco’s President & CEO)
4 Independent
Alesco Directors
Thomas P. Costello
Jack Haraburda
Lance Ullom
Director to be named
3 Independent
Sunset Directors
Rodney E. Bennett
G. Steven Dawson
Charles Wolcott
Executive
Management Team
Board of Directors

Sunset Financial Resources

Overview of Sunset Financial Resources
Sunset Financial Resources, Inc. (NYSE: SFO),
headquartered in Jacksonville, Florida, is a REIT specializing in the acquisition and management of RMBS and commercial
bridge loans
Completed its IPO in March of 2004
In September 2005, Sunset completed a significant overhaul
of its executive team and board of directors
In October 2005, Sunset hired Banc of America Securities to
review the Company’s business plan and explore
alternatives to maximize shareholder value

Sunset Historical Financials
Income Statement
For the Year Ended December 31,
2005 2004
Interest and Fee Income $46,356 $18,233
Interest Expense 34,788 9,842
Net Interest Income 11,568 8,391
Provision for Loan Losses 7,042 1,333
Net Interest Income After Provision 4,526 7,058
Net Gain on Sale of Securities 9 734
Loss on Sale of Loans (59) (48)
Operating Expenses:
Salaries and Employee Benefits 2,288 2,864
Professional Fees 2,911 1,151
Other 3,173 2,720
Severance 841 365
Total Operating Expenses 9,213 7,100
Net Income (Loss) (4,737) 644
Basic Earnings (Loss) Per Share ($0.45) $0.08
Diluted Earnings (Loss) Per Share ($0.45) $0.07
Weighted Average Basic Shares 10,470 8,377
Weighted Average Diluted Shares 10,470 8,397
Balance Sheet
(dollars in thousands except per share)
12/31/2005 12/31/2004
Assets
Cash and Cash equivalents $17,570 $25,700
Commercial Mortgages 29,347 44,522
Residential Mortgages 1,103,502 817,866
Allowance for loan losses (7,321) (1,333)
Other Assets 19,162 6,737
Total Assets $1,162,260 $893,492
Liabilities
Whole Loan Financing $0 $9,718
Reverse Repo Agreements 1,031,831 761,205
Junior Subordinated Notes 20,619 0
Other Liabilities 2,813 3,311
Total Liabilities $1,055,263 $774,234
Total Stockholders’ Equity $106,997 $119,258
Total Liabilities and Stockholders’ Equity $1,162,260 $839,492

Review of Residential Loan  Portfolio
Sunset’s residential assets at March 31, 2006 included:
•
$884.6 million of mortgage backed securities “available for sale”
•
$156.3 million of purchased loans that were securitized in 2004 (amortized cost)
Agency securities had a weighted average coupon of 4.62% with an average of 44 months to reset
Non-agency securities had a weighted average coupon of 4.05% with an average of
39 months to reset
All of the RMBS securities have an actual or implied “AAA” rating
(Dollars in Thousands)
Agency Non-Agency Securitized
Securities Securities Loans Total
Par value $614,700 $282,734 $154,146 $1,051,580
Unamortized premium/discount 4,778 1,444 2,202 8,424
Net unrealized losses (13,311) (5,720) (6,850) (25,881)
Estimated fair value $606,167 $278,458 $149,498 $1,034,123
Residential Portfolio Overview
March 31, 2006

Commercial Loan Portfolio & Peerless Loan Update
< $13,000,000 April 27, 2006:
$3,800,000
Principal Repayments (between
Jan 1 and April 27):
$16,700,000 January 1, 2006:
Outstanding Principal Balance
886 Lots Lots Available for Sale:
1000 Lots Total Lots in Project:
114 Lots Lots Sold as of April 27, 2006:
Penland Resort Lots (approximate count)
At 3/31/06, there was a total book value of $15.84 million in the portfolio, net of reserves
The outstanding balance of the Peerless loan impacts the financial terms of this transaction (see Appendix for details)
The Peerless Loan is collateralized by the Penland Resort Development Project
Retail sales efforts planned through July are expected to reduce the outstanding principal balance of the loan to $8 million

Alesco Financial Trust

Overview and Recent Developments
Alesco is a recently-formed REIT, externally managed by Cohen
Brothers Management, LLC
Closed $111 million 144A equity offering on January 31
st
2006 at
$10.00 per share
Issued dividend of $0.20 per share for the first two months of operation
As of March 31, 2006, Alesco had investments of approximately:
• $1,150 million Trust Preferred securities
• $300 million residential whole loans
• $500 million ABS
• $150 million middle market loans

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Alesco’s Investment Strategy
Attractive targeted asset classes
• Low historical default rates
• Significant opportunity for investment
Strong risk-adjusted returns with short ramp-up period
• Rapid deployment of capital
• 13% projected dividend yield
Established platform and business model
• Management team has approximately $17 billion of assets
under management

Alesco – Pooled Bank and Insurance TruPS Market
TruPS and surplus notes are corporate bonds that combine characteristics of both debt and equity
Treated as debt for tax purposes
Treated as Tier 1 capital for regulatory purposes
Partial equity credit from rating agencies
Since the first CDO of TruPS issued by small to mid-sized banks and insurance companies in 2000, annual origination has grown to over $6 billion;
$25 billion aggregate originations to date
Attractive target market for pooled TruPS origination
Over 4,700 small to mid-sized banks and thrifts with assets between $100 million and
$10 billion
Approximately 550 insurance companies with statutory capital between $10 million and
$550 million
Additional potential for significant origination activity due to refinancing of existing TruPS beginning in 2006
200 bps contraction in TruPS spreads since 2000
Cohen Brothers had 35% market share in 2005, up from 13% in 2003

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Middle market loans are an attractive asset class
Mature market with total loans outstanding of approximately $1.3 trillion
(1)
Low return correlation with other asset classes
Low default rates (currently in the 1.7% range)
The typical Emporia CLO portfolio is comprised of
Middle market loans – 70%
Broadly syndicated loans – 15%
Second lien loans – 15%
The Emporia CLO structure achieves diversification, especially compared to typical CLO assets, by including broadly syndicated loans along with middle market loans
The stable return profile of senior secured loans is then balanced with higher current yields of second lien loans, which enhances the return profile of the portfolio
Emporia – Middle Market Leveraged Loans
(1) Source: Standard & Poor’s.  Data as of December 31, 2004.

ALESCO FINANCIAL TRUST

SUNSET FINANCIAL RESOURCES

Cohen Brothers has managed two
Kleros transactions totaling over
$2 billion
Kleros CDOs are collateralized by
RMBS, CMBS and ABS rated
investment grade
Securities with these credit ratings
have experienced low historical
defaults
(1)
The collateral underlying these
securities have high historical
recovery rates and receive more
substantial cash flow after default
than comparable corporate
securities
Kleros – Asset-Backed Securities
(1) Source: Moody’s Investors Service, “Default & Loss Rates of Structured Finance Securities: 1993-2004,” July 2005. Impairment is defined in the study as uncured payment defaults or securities downgraded to Ca or C. Payment defaults include shortfalls of interest or losses of principal. Impairment rates calculated using original ratings.
Impairment Rates (1993-2004)
RMBS CMBS ABS
Aaa 0.00% 0.00% 0.00%
Aa 0.00% 0.00% 0.25%
A 0.00% 0.00% 0.03%

Financing Strategy
Mortgage Loans
Middle Market
Leveraged Loans
TruPS
Asset-Backed
Securities
Asset Class
Long-Term Financing
Collateral accumulates in third party
warehouses
8% collateral deposit recorded as
restricted cash
Interest carry plus change in value
of collateral position
Collateral accumulates in third party
warehouses
9% collateral deposit recorded as
restricted cash
Interest carry plus change in value
of collateral position
Collateral accumulates in third party
warehouses
1-1.2% collateral deposit recorded
as restricted cash
Interest carry plus change in value
of collateral position
Repo financing
Collateral held in CDO structures
Alesco intends to hold 51-55% of
the preferred equity
Collateral held in CLO structures
Alesco intends to hold 51-55% of
the preferred equity
Collateral held in CDO structures
Alesco holds 100% of the preferred
equity
Securitization
Short-Term Financing

Experienced Alesco Management Team
Name Title Years of  Experience
Daniel G. Cohen Chairman 17
James J. McEntee, III President and CEO 23
Shami J. Patel Chief Operating Officer 12
John J. Longino CFO and Treasurer 25
Daniel Munley Chief Legal Officer 10

Daniel Cohen’s Background
Daniel Cohen founded Cohen Bros. in 1999 and serves as
Chairman, CEO and President
Extensive financial services experience
•
The Bancorp - Chairman of the Board and former CEO
•
Resource America - Former President and Chief Operating Officer
•
Jefferson Bank of Pennsylvania - Former Director
Past Cohen-affiliated investment vehicles have performed well
• RAIT Investment Trust
367% total return since IPO in January 1998
• Taberna Realty Finance Trust
Total return over 40% since initial 144A offering in April 2005

Summary

Benefits to Shareholders of an Alesco / Sunset Combination
Expected to be accretive to
earnings within the first year of
operations
Sunset shareholders benefit from
new investment strategy in higher
yielding assets
Sunset shareholders gain access to
the management expertise and
experience of Cohen Brothers
Increases Sunset’s overall liquidity
and improves access to capital
markets
Sunset Shareholders
Provides public stock market
liquidity to Alesco shareholders
Effectively doubles Alesco’s capital
base in a cost effective manner
Expected to be accretive to
Alesco’s current book value and
earnings within the first year
Alesco Shareholders

Appendix

Potential Impact of Peerless Loan on Financial Terms
(1)
Exchange ratio of 1.26 and repurchase amount of $25,000,000 assume an outstanding loan balance of $8,000,000 at July 31, 2006
However, the exchange ratio and repurchase amount will change if the outstanding loan balance on the Peerless property exceeds $8,000,000 on
July 31, 2006
Under the merger agreement, total exposure is approximately $10 million
1) The Peerless Loan has a current balance outstanding of $12,900,000.  If this value is reduced
$900,000 by July 31, 2006, this would be $4,000,000 above the target value of $8,000,000
($12,000,000 - $8,000,000 = $4,000,000).  The resulting adjustment to book value would be made by subtracting $2,400,000 (60% * $4,000,000 = $2,400,000).  This would result in a book value of
$89,499,826 ($91,899,826 - $2,400,000 = $89,499,826).
2) The Adjusted Book Value would be $8.51 ($89,499,826 / 10,516,900 = $8.51).
3) The Exchange Ratio would then be 1.293.  This is calculated by dividing Alesco’s share price of $11 by the Adjusted Book Value of $8.51 ($11 / $8.51 = 1.293).
4) The Repurchase Amount would then be $21,000,000 ($25,000,000 - $4,000,000 = $21,000,000)
Example of Exchange Ratio and Repurchase Amount Adjustments

Book Value Comparison
Summary Book Value Data (1)
Combined (4) Combined
Sunset (2) Alesco Pro-Forma (3) Company Company
(Dollars in Thousands) 12/31/2005 12/31/2005 (No Tender) (Full $25M Tender)
Book Value Per Share $10.17 $8.91 $8.46 $8.42
Adjustments:
Mark-to-market of Securitized  Assets
(0.65) (0.29) (0.33)
Other Adjustments
(0.78) (0.42) (0.48)
Adjusted Book Value Per share: 8.74 8.91 7.74 7.61
Total Stockholders’ Equity 106,997 91,766 198,763 173,763
Adjustments:
Mark-to-market of Securitized  Assets (6,850) (6,850) (6,850)
Other Adjustments
(8,232) (9,982) (9,982)
Adjusted Stockholders' Equity 91,915 91,766 181,931 156,931
Shares Outstanding
10,517 10,300 23,495 20,634
"Conversion" into old Alesco Book Value
Pro-Forma Book Value
$7.74 $7.61
Exchange Ratio
1.26 X 1.26 X
12/31/2005 Alesco Book Value Equivalent $9.76 $9.58
Accretion to Alesco 12/31/05 Book Value 9.5% 7.6%
(1) Conversions based on 1.26 conversion ratio
(2) Sunset data from 12/31/05 SEC Filings
(3) Alesco data from 144A Offering Memorandum dated 1/25/06 (before over allotment)
(4) Represents Tangible Book Value

Additional Information About this Transaction
This material is not a substitute for the proxy statement/prospectus Sunset will file with the
Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus which will contain important information, including detailed risk factors, when it becomes available. The proxy statement/prospectus and other documents which will be filed by Sunset with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to sriffe@sfous.com.
Sunset, its directors, and its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Sunset and their ownership of Sunset stock is set forth in the 2005 Annual Report and Form 10K. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus for the proposed merger when it becomes available.